UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act and, in connection with such notification of withdrawal of election, submits the following information:

Name:	NICHOLAS INVESTMENT COMPANY, INC.

Address of Principal Business Office	43180 Business Center Dr., Suite 202 Temecula, CA 92590

Telephone Number	(951) 587-9100

Name and Address of Agent for Service and Process	Shane H. Traveller NICHOLAS INVESTMENT COMPANY, INC. 43180 Business Center Dr., Suite 202 Temecula, CA 92590

Basis for Filing Withdrawal

On July 16, 2004, approximately 54% of the capital stock of Nicholas Investment Company was acquired by YaSheng Group, Ltd., a publicly-held conglomerate whose primary operations are based in China. Subsequently, YaSheng acquired additional capital of Nicholas Investment Company such that as of December 1, 2004, YaSheng owns 91.7% of the total capital of Nicholas Investment Company and consolidates the operations of Nicholas. Further, on July 16, 2004, YaSheng elected to assume the reporting status of Nicholas and filed a Form 8-K12g3 with the Commission. Accordingly, Nicholas Investment Company no longer meets the definition of a business development company as it is no longer a reporting entity. The successor reporting entity, YaSheng Group, Inc., is excluded from the definition of a business development company.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Temecula and State of California on this 7th day of December 2004.

/s/ Steven R. Peacock NICHOLAS INVESTMENT COMPANY, INC. By: Steven R. Peacock Its: Chief Executive Officer